CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price (1)	Amount of Registration Fee(2)
MEDIUM-TERM NOTES, SERIES G, FLOATING RATE NOTES DUE 2015	$400,000,000	$45,840
(1) Excludes accrued interest, if any.
(2) The filing fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933.

PRICING SUPPLEMENT NO. 7	Filed Pursuant to Rule 424(b)(3)
Dated February 3, 2012 to	Registration No. 333-173364
PROSPECTUS SUPPLEMENT
Dated April 7, 2011 and
PROSPECTUS
Dated April 7, 2011
CATERPILLAR FINANCIAL SERVICES CORPORATION
MEDIUM-TERM NOTES, SERIES G, FLOATING RATE NOTES DUE 2015

Recent Developments

On January 26, 2012, we announced our 2011 fourth quarter and year end results.  Statistical highlights are set forth below.  The fourth quarter results for 2011 and 2010 and the full year results for 2011 are not audited and the results are not necessarily indicative of results that may be expected for future periods.  This information should be read together with our consolidated financial statements incorporated by reference in the accompanying prospectus and prospectus supplement.  See also “Cautionary Statement Regarding Forward-Looking Statements” in the accompanying prospectus.

FOURTH QUARTER 2011 VS. FOURTH QUARTER 2010
(ENDED DECEMBER 31)
(Millions of dollars)

	2011	2010	CHANGE
Revenues	$662	$633	5%
Profit Before Income Taxes	$111	$74	50%
Profit After Tax	$95	$70	36%
New Retail Financing	$3,010	$2,704	11%
Total Assets	$30,112	$28,752	5%

FULL YEAR 2011 VS. FULL YEAR 2010
(ENDED DECEMBER 31)
(Millions of dollars)

	2011	2010	CHANGE
Revenues	$2,645	$2,552	4%
Profit Before Income Taxes	$504	$329	53%
Profit After Tax	$378	$278	36%
New Retail Financing	$11,323	$9,458	20%

Fourth quarter and full year 2011 increases in revenues were principally due to (i) favorable impacts from higher average earning assets (finance receivables and operating leases at constant interest rates), (ii) favorable impacts from miscellaneous net revenue items and (iii) favorable changes from returned or repossessed equipment. These increases in revenue were partially offset by unfavorable impacts from lower interest rates on new and existing finance receivables.

Fourth quarter and full year 2011 pre-tax profit increases were principally due to (i) favorable impacts from miscellaneous net revenue items, (ii) favorable changes from returned or repossessed equipment, (iii) favorable impacts from higher average earning assets and (iv) with respect to the full year 2011, an improvement in net yield on average earning assets and a decrease in the provision for credit losses. These increases in pre-tax profit were partially offset by increases in general, operating and administrative expenses.

The provision for income taxes for full year 2011 reflects an annual tax rate of 25 percent compared to 19 percent in 2010. The full year 2011 tax rate was reduced by a benefit of $15 million related to prior years, while the 2010 tax rate was reduced by a benefit of $22 million related to prior years. The annual tax rate increased during 2011 primarily due to changes in our geographic mix of pre-tax profits.

Fourth quarter and full year increases in new retail financing were primarily related to improvements in our Asia/Pacific and Mining operating segment and, for the full year, our North America segment.

Past dues over 30 days at December 31, 2011 were 2.89 percent, down from 3.54 percent at September 30, 2011 and 3.87 percent at December 31, 2010.  Write-offs, net of recoveries, were $158 million for the year ended December 31, 2011, compared to $237 million for the year ended December 31, 2010. Full-year 2011 write-offs, net of recoveries, were 0.70 percent of average annual retail portfolio, compared to 1.04 percent in 2010.

Our allowance for credit losses totaled $369 million or 1.47 percent of net finance receivables at December 31, 2011, compared with $363 million or 1.57 percent of net finance receivables at December 31, 2010. The overall increase of $6 million in allowance for credit losses during the year reflects a $31 million increase in allowance due to an increase in our net finance receivables portfolio, partially offset by a $25 million decrease associated with the lower allowance rate.

SUBJECT	FINAL PRICING DETAILS
Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series G, Floating Rate Notes Due 2015
Form of Security:	Global Note
Format:	SEC Registered-Registration Statement Number 333-173364
Trade Date/Pricing Effective Time:	February 3, 2012
Settlement Date (Original Issue Date):
February 9, 2012, which is the fourth business day following the Trade Date. Accordingly, purchasers who wish to trade the Medium-Term Notes on the date hereof will be required, because the Medium-Term Notes will not initially settle in T+3, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.

Maturity Date:	February 9, 2015
Principal Amount:	$400,000,000
Price to Public (Issue Price):	100%
Dealer’s Commission:	0.25% (25 basis points) of the principal amount
All-in-price:	99.75%
Net Proceeds to Issuer:	$399,000,000
Interest Rate Basis (Benchmark):	3 Month USD LIBOR
Index Currency:	U.S. Dollars
Spread (Plus or Minus):	+ 35 basis points (0.35%)
Spread Multiplier:	N/A
Spread/Spread Multiplier Reset Option:	N/A

Optional Reset Dates (only applicable if option to reset spread or spread multiplier):	N/A
Basis for Interest Rate Reset (only applicable if option to reset spread or spread multiplier):	N/A
Specified Currency:	U.S. Dollars
Option to Elect Payment in U.S. Dollars (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Authorized Denominations (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Historical Exchange Rate (only applicable if Specified Currency is other than U.S. Dollars):	N/A
Maximum Interest Rate:	N/A
Minimum Interest Rate:	N/A
Initial Interest Rate:	3 Month USD LIBOR as of two (2) London Business Days prior to the Original Issue Date plus the Spread
Interest Reset Periods and Dates:	Quarterly on the 9th of February, May, August and November of each year prior to the Maturity Date
Interest Determination Dates:	Quarterly, two (2) London Business Days prior to each Interest Reset Date
Interest Payment Dates:	Interest will be paid quarterly on the 9th of February, May, August and November of each year, commencing May 9, 2012 and ending on the Maturity Date
Stated Maturity Extension Option:	N/A
Extension Period(s) and Final Maturity Date (only applicable if option to extend stated maturity):	N/A
Basis for Interest Rate During Extension Period (only applicable if option to extend stated maturity):	N/A
Original Issue Discount Note:	N/A
Total Amount of OID:	N/A
Terms of Amortizing Notes:	N/A
Redemption Date(s):	N/A
Redemption Price:	N/A
Repayment Date(s):	N/A
Repayment Price(s):	N/A
Day Count Convention:	Actual/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter
Joint Lead Manager & Bookrunner:	J.P. Morgan Securities LLC (100.00%)
Billing and Delivery Agent:	J.P. Morgan Securities LLC
Exchange Rate Agent:	U.S. Bank Trust National Association
Calculation Agent:	U.S. Bank Trust National Association
CUSIP:	14912L5A5
Other Terms:	N/A
CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASCRIBED THERETO IN THE PROSPECTUS SUPPLEMENT. THE INTEREST RATES ON THE NOTES MAY BE CHANGED BY CATERPILLAR FINANCIAL SERVICES CORPORATION FROM TIME TO TIME, BUT ANY SUCH CHANGE WILL NOT AFFECT THE INTEREST RATE ON ANY NOTES OFFERED PRIOR TO THE EFFECTIVE DATE OF THE CHANGE.